Filed by Mana Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mana Capital Acquisition Corp.

Commission File No.: 001-41097

Mana Capital Acquisition Corp. Announces Effectiveness of Registration Statement and

October 25, 2022 Special Meeting of Stockholders to Approve Business Combination

with Cardio Diagnostics, Inc.

DOVER, DE (October 10, 2022) – Mana Capital Acquisition Corp. (“Mana Capital”) (Nasdaq: MAAQU; MAAQ; MAAQW; MAAQR), a publicly traded special purpose acquisition company, today announced that its registration statement on Form S-4, relating to the previously announced business combination between Mana Capital and Cardio Diagnostics, Inc. (“Cardio”), a pioneering precision cardiovascular testing company, has been declared effective by the U.S. Securities and Exchange Commission. Mana Capital has mailed the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on September 27, 2022. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the special meeting of Mana Capital’s stockholders (the “Special Meeting”). The definitive proxy statement is available at www.sec.gov.

The Special Meeting to approve the proposed business combination is scheduled to be held on October 25, 2022 at 10:00 a.m. Eastern Time via a virtual meeting format at https://www.cstproxy.com/manacapitalacquisition/2022. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close promptly after the Special Meeting. Upon closing, the combined company will be called Cardio Diagnostics Holdings, Inc., and the combined entity will commence trading on the Nasdaq under the new ticker symbols “CDIO” and “CDIOW”. The closing of the Business Combination is subject to approval by Mana Capital’s shareholders and the satisfaction of other customary closing conditions.

Every stockholder’s vote FOR ALL proposals is important, regardless of the number of shares held. Accordingly, Mana Capital requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on October 24, 2022, to ensure that the stockholder's shares will be represented at the Special Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any Mana Capital stockholder has any questions or need assistance voting, please contact Advantage Proxy, Inc., our proxy solicitor, by calling 1-877-870-8565, or banks and brokers can call collect at (206) 870-8565, or by emailing ksmith@advantageproxy.com.

About Mana Capital Acquisition Corp.

Mana Capital Acquisition Corp. is a blank check company formed for the purpose of engaging in a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Its efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although it intends to focus its search on target businesses operating in North America, Europe and Asia in the healthcare, technology, green economy, and consumer products sectors.

About Cardio Diagnostics

Cardio Diagnostics is a biotechnology company that makes cardiovascular disease prevention and early detection more accessible, personalized, and precise. Cardio was formed to further develop and commercialize a proprietary Artificial Intelligence (AI)-driven Integrated Genetic-Epigenetic EngineTM for cardiovascular disease to become one of the leading medical technology companies for enabling improved prevention, early detection, and assists in treatment of cardiovascular disease.

Additional Information About the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between Mana Capital and Cardio. Mana Capital filed a registration statement on Form S-4 (File No. 333-265308) with the SEC on May 31, 2022. The Form S-4, as amended from time to time, includes a proxy statement and prospectus of Mana Capital and is referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus is being sent to all stockholders of Mana Capital. Mana Capital has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Mana Capital are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

Participants in the Solicitation

Mana Capital and Cardio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mana Capital’s executive officers and directors in the solicitation by reading Mana Capital’s proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information about the directors and executive officers of Mana Capital is also set forth in Mana Capital’s annual report for the year ended December 31, 2021 on Form 10-K (the “Form 10-K”), which was filed with the SEC on March 31, 2022. Cardio and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mana Capital in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus filed in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Business Combination is set forth in the proxy statement/prospectus. These documents can be obtained free of charge at www.sec.gov.

No Offer or Solicitation

This press release and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Mana Capital’s and Cardio’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mana Capital’s and Cardio’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Mana Capital’s and Cardio’s control and are difficult to predict. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Mana Capital and its management, and Cardio and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Mana Capital or Cardio following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Mana Capital or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain the listing of the common stock of the post-acquisition company on the Nasdaq Stock Market or any alternative national securities exchange following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (10) the ability of Cardio to successfully increase market penetration into its target markets; (11) the addressable markets that Cardio intends to target do not grow as expected; (12) the inability to protect Cardio’s intellectual property; (13) Cardio’s projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (14) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Mana Capital’s securities; (15) changes in applicable laws or regulations; (16) the possibility that Cardio may be adversely affected by other economic, business, and/or competitive factors; (17) the impact of COVID-19 on the combined company’s business; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Mana Capital’s Form S-1 (File No. 333-260360), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and registration statement on Form S-4 with the SEC (File No. 333-265308), as amended, which is subject to change and includes a document that serves as a prospectus and proxy statement of Mana Capital, referred to as a proxy statement/prospectus and other documents filed by Mana Capital from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Mana Capital cautions that the foregoing list of factors is not exclusive. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Mana Capital does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Contact Information

Mana Capital Acquisition Corp.

Jonathan Intrater, CEO

(413) 519-3764